1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
Tel.: 215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

November 27, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Amendment for SEI Alpha Strategy Portfolios, LP (File No. 811-22112)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Alpha Strategy Portfolios, LP (the “Fund”), this letter responds to the comments you provided via telephone on November 8, 2012, regarding the Fund’s amendment No. 5 (the “Amendment”), under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on September 28, 2012 as part of the Fund’s annual update to its registration statement. Below, we have briefly summarized your comments and questions, followed by our responses.  Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                      Comment.             Item 9 states that the SEI LIBOR Plus Portfolio (the “Portfolio”) may invest in securities of issuers located in emerging market countries.  To the extent such investment is part of the Fund’s principal investment strategy, please consider including applicable principal risk disclosure.

Response.              Although the Portfolio may invest in securities of issuers located in emerging market countries, it does not intend to do so as part of its principal investment strategy.  Correspondingly, the Portfolio has not included risk of investment in emerging markets as one of the Portfolio’s principal investment risks; however, the Portfolio has included such disclosure in Item 16.  If the Portfolio’s investment in emerging market securities is likely to become a principal investment strategy, the Portfolio would likely supplement its current principal investment risks disclosure accordingly during the appropriate annual updating process.  Similarly, if the Portfolio does not expect to invest in emerging market securities whatsoever, the Portfolio would likely consider removing the reference from its investment strategies disclosure during the appropriate annual updating process.

2.                                      Comment.             The “Principal Investment Strategies” section of Item 9 notes that the Portfolio may invest in credit default swaps.  If the Portfolio will write credit default swaps, please confirm in the Fund’s Correspondence filing that the Portfolio will cover the full notional value of any credit default swaps it writes.

Response.              The Portfolio may write (sell) credit default swaps.  If the Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

3.                                      Comment.             With respect to the “Fund Policies” section of the Portfolio’s Item 16 disclosure, please explain the structure of the Portfolio’s “Fundamental Policies” and “Non-Fundamental Policies,” which appear to be very similar.  Please confirm that the Non-Fundamental Policies would not permit the Portfolio to change from diversified to non-diversified without shareholder approval.

Response.              At the time the Portfolio was formed, the Portfolio adopted its current Fundamental Policies, which are consistent with the fundamental policies of the Portfolio’s affiliated registrants.  The Portfolio simultaneously adopted its Non-Fundamental Policies, which are intended to be consistent with its Fundamental Policies, but which also provide additional guidance as to the current application of the Portfolio’s Fundamental Policies.  Even if a Non-Fundamental Policy was changed, the corresponding Fundamental Policy could not be changed without shareholder approval.  For example, the Portfolio could not change from diversified to non-diversified without shareholder approval.

4.                                      Comment.             With respect to the descriptions of the 1940 Act in the “Fund Policies” section of the Portfolio’s Item 16 disclosure, please clarify the following sentence: “The Portfolio has adopted a fundamental policy that would permit direct investment in real estate,” given that the Portfolio’s Fundamental Policy states that the Portfolio “may not purchase or sell commodities or real estate….”

Response.              The Portfolio’s Fundamental Policy would permit the Portfolio to directly invest in real estate to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.  Accordingly, and in response to your comment, we will consider during the Portfolio’s next annual updating process revising the sentence in the Portfolio’s descriptions of the 1940 Act to more comprehensively read: “The Portfolio has adopted a fundamental policy that would permit direct investment in real estate only to the extent permitted under the 1940 Act.”

I hereby acknowledge on behalf of, and with the express authority granted by, the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien